April 20, 2022

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Re: Aclarion, Inc. (f/k/a “Nocimed, Inc.”) Draft Registration Statement on Form S-1

Submitted on October 25, 2021

File No. 333-262026

Dear Ladies and Gentlemen:

At the request of Aclarion, Inc. (f/k/a “Nocimed, Inc.”) (the “Company”), we have publicly filed, simultaneously herewith, Amendment No. 5 to the registration statement on Form S-1 (the “Registration Statement”), and have attached a marked copy of the Registration Statement indicating the changes that the Company has made to the draft Registration Statement.

This Amendment No. 5 is filed to provide a new Exhibit 5.1 and to indicate and disclose that certain of our directors and officers have expressed to us an interest to purchase units in this offering at the offering price, and because these expressions of interest are not binding agreements or commitments to purchase, our directors and officers may determine to purchase no units in this offering or the underwriters may determine to sell no units to our directors and officers. However, in no event will the directors and officers purchase more than 10% of units sold in this offering. There are no changes to any financials statements or any other number or calculation previously disclosed.

We hope that the Staff will be able to accommodate the Company by responding to this letter as soon as practicable, as the Company and the underwriter. In the meantime, should members of the Commission Staff have any questions or comments, or require any additional information regarding any of the responses or the attached filing, please contact the undersigned at 760-692-1162 or Stanley M. Moskowitz, who is Of Counsel to this firm at 858 523-0100.

Very truly yours,

Bingham & Associates Law Group, APC

By: s/ Brad Bingham